LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

[redacted]

05005431

SUPPL

RECEIVED
2005 JAN 27 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of January 25, 2005

- **Legacy Hotels Real Estate Investment Trust To Participate In Lodging REIT Panel Discussion**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 1/28

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

Legacy Hotels Real Estate Investment Trust To Participate In Lodging REIT Panel Discussion

TORONTO, Jan 25, 2005 (Canada NewsWire via COMTEX) -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX:LGY.UN) will participate in a lodging REIT panel discussion at RBC Capital Markets' 7th Annual Income Trust Investor Symposium held in Toronto on January 26, 2005. Neil J. Labatte, Legacy's President and Chief Executive Officer, will participate on the panel commencing at approximately 9:40 a.m. Eastern Time.

Interested participants can access a live audio webcast of the panel discussion through Legacy's website at www.legacyhotels.ca. A replay will be archived for 30 days. The webcast will last for approximately 90 minutes.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Chateau Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

VIEW ADDITIONAL COMPANY-SPECIFIC INFORMATION: http://www.newswire.ca/en/releases/orgDisplay.cgi?okey=54430

For further information: Chantal Nappert, Director, Investor Relations,
Tel: (416) 874-2765, Email: investor(at)legacyhotels.ca,
Website: www.legacyhotels.ca